
Commerce-Powered Digital Transformation
ZAELAB

Evan Klein · 3rd

President, CEO at Zaelab

Southport, Connecticut, United States · 500+ connections ·

Contact info

Zaelab

Quinnipiac University

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JANUARY 21 | 11 AM CT
How Surface & Panel Companies Can Streamline Sales & Operations with 3D Technology
ZAELAB
threekit
Evan Klein
CEO, Zaelab
Marc Uible
VP Marketing, Threekit

I grew up and gained much of my entrepreneurial spirit from my dad as he built his business manufacturing building panels, windows, and doors for commercial applications. For years, he struggled with the inability to effectively visualize his...

70 · 4 comments

Experience

President, CEO
Zaelab
Jan 2012 – Present · 9 yrs 2 mos
New York

We accelerate the growth of B2B and D2C channels through exceptional digital experiences, modern cloud architectures, and agile methodologies.

Member
YPO · Full-time
Aug 2019 – Present · 1 yr 7 mos
Greenwich, Connecticut, United States

YPO is the global leadership community of more than 28,000 chief executives in 142 countries who are driven by the belief that the world needs better leaders.

Senior Software Engineer
Time Inc. · Full-time
Oct 2009 – Jan 2011 · 1 yr 4 mos

Part of a team that built and delivered next-generation Content Management Systems (CMS) to author and publish content across all channels and brands. Built using Adobe Experience Manager and Adobe Flex technology. Established mobile development team by leading the development of the Sports Illustrated March Madness iOS application.

Product Manager
Aramark Facility Services · Full-time
May 2008 – Oct 2009 · 1 yr 6 mos
Madison, Connecticut, United States

Established the product vision and led execution for key software products that served the Higher Education market. The applications supported service lines across energy management, construction management, and facility management.

Finance & Accounting Internship
Universal Music Group · Internship
Apr 2007 – Aug 2007 · 5 mos
Onondaga County, New York, United States

Education

Quinnipiac University
Bachelor of Science - BS, Accounting and Computer Science
2004 – 2008

Volunteer experience

Volunteer
JDRF International
Apr 2017 – Present • 3 yrs 11 mos
Health

JDRF leads the global type 1 diabetes research effort to keep people healthy and safe until we find

JDRF leads the global type 1 diabetes research effort to keep people healthy and safe until we find a cure for the disease. Help create a world without T1D. This cause is personal to me as my wife and multiple family members are impacted by T1D.

Skills & endorsements

E-commerce · 49

Endorsed by **Sergey Lysak and 5 others who are highly skilled at this**



Endorsed by **4 of Evan's colleagues at Zaelab**

Enterprise Software · 45



Endorsed by **4 of Evan's colleagues at Zaelab**

Integration · 41



Endorsed by **2 of Evan's colleagues at Zaelab**

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Accomplishments

2 **Publications**

The Unsexy Business That Amazon Wants to Conquer Next But Probably Can't • Using A Continuous Delivery Model To Innovate Faster

1 **Honor & Award**

1st Place - 2017 Quinnipiac Business Plan Competition

1 **Language**

English

Interests

FinancialForce Group
710 members



Forrester
219,702 followers